UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53222K205

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		30,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

30,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		841,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

841,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

841,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Michael Lohner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 53222K205

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”);
(ii)	Bradley L. Radoff, who serves as a director of the Radoff Foundation; and
(iii)	Michael Lohner.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Radoff Foundation and Mr. Radoff are collectively referred to as “Radoff.” The Reporting Persons are parties to that certain Joint Filing and Solicitation Agreement (as further described in Item 6) with Sudbury Capital Fund, LP (“Sudbury Fund”), Sudbury Holdings, LLC (“Sudbury Holdings”), Sudbury Capital GP, LP (“Sudbury GP”), Sudbury Capital Management, LLC (“Sudbury Management”) and Dayton Judd (together with Sudbury Fund, Sudbury Holdings, Sudbury GP and Sudbury Management, collectively, “Sudbury”). As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and Sudbury. It is the understanding of the Reporting Persons that Sudbury will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Sudbury and its investment in the Issuer.

(b)       The principal business address of Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of Mr. Lohner is 1808 Monet Drive, Southlake, Texas 76092.

(c)       The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. The principal occupation of Mr. Lohner is serving as President, Chief Financial Officer and a member of the board of directors of Direct Selling Acquisition Corp., a blank check company formed for the purpose of effecting a business combination, and President of Lohner Investments, LLC, a private investment firm.

(d)       No Reporting Person, nor any person listed on Schedule A of the initial Schedule 13D, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A of the initial Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Radoff and Lohner are citizens of the United States of America. The citizenship of the persons listed on Schedule A of the initial Schedule 13D is set forth therein.

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CUSIP No. 53222K205

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital. The aggregate purchase price of the 30,000 Shares directly owned by the Radoff Foundation is approximately $120,772, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds. The aggregate purchase price of the 811,250 Shares directly owned by Mr. Radoff is approximately $3,173,375, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 9, 2023, Mr. Radoff delivered a letter to the Issuer nominating Dayton Judd, Michael Lohner and Bradley L. Radoff for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s fiscal year 2024 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,794,719 Shares outstanding as of May 3, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2023.

A.	The Radoff Foundation
(a)	As of the date hereof, the Radoff Foundation beneficially owns directly 30,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 30,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 30,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 811,250 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 30,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: 841,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 841,250
4. Shared power to dispose or direct the disposition: 0
6

CUSIP No. 53222K205

C.	Mr. Lohner
(a)	As of the date hereof, Mr. Lohner beneficially owns 0 Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

Sudbury has represented to the Reporting Persons that it beneficially owns 746,237 Shares. Collectively, Sudbury and the Reporting Persons beneficially own 1,587,487 Shares, which represents approximately 12.4% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 746,237 Shares beneficially owned by Sudbury.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 9, 2023, the Reporting Persons and Sudbury entered into a Joint Filing and Solicitation Agreement (the “JFSA”) pursuant to which, among other things, the parties agreed (i) to form a group with respect to the securities of the Issuer, (ii) to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by Mr. Radoff), and (iii) that expenses incurred in connection with the group’s activities would be split evenly between Radoff and Sudbury, with each such party paying 50% of the expenses. A copy of the JFSA is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Lohner has granted Mr. Radoff a power of attorney (the “POA”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. The POA is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated August 9, 2023.
99.2	Power of Attorney, dated August 9, 2023.

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CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Michael Lohner

8

CUSIP No. 53222K205

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	2,272	4.6486	07/12/2023
Purchase of Common Stock	2,000	5.0665	08/02/2023

BRADLEY L. RADOFF

Purchase of Common Stock	12,192	4.5156	07/11/2023
Purchase of Common Stock	3,558	4.6343	07/12/2023
Purchase of Common Stock	2,000	4.6566	07/13/2023
Purchase of Common Stock	4,500	4.5950	07/14/2023